Jordan K. Thomsen Vice President & Corporate Counsel The Prudential Insurance Company of America 3 Gateway Plaza, 3rd Floor Newark, NJ 07102 (973) 802-4193 April 2, 2021

Ms. Erin Martin
Division of Corporation Finance
Securities & Exchange Commission
Washington, D.C. 20549

Re: PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT, PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT & PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
(collectively, the “Real Property Accounts”)
Registration statements on Form S-1 (the “Registration Statements”)
File Nos. 333-223075, 333-223076, & 333-223077

Dear Ms. Martin:

The Prudential Insurance Company of America, Pruco Life Insurance Company of New Jersey and Pruco Life Insurance Company (collectively “Prudential”) are providing this letter to the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) to memorialize the timeline agreed upon between Prudential and the Staff for the filing and delivery of disclosure related to the liquidation of the Real Property Accounts (“RPA”).

This letter relates to all three filings listed above, and therefore we are filing it in each of the three file numbers listed above.

RPA Filing and Liquidation Timeline

Date	Item
3/31/21	File post-effective amendments with (1) supplement announcing liquidation on 2/22/22; and (2) supplement with 12/31/20 audited financials and 10-K items consistent with those provided in prior years pursuant to Prudential’s 2016 letter to the staff discussed in our February 4, 2021 correspondence filing (collectively, “financial statement supplement”).
4/7/21	Post-effective amendments declared effective.
4/12/21	Mail to current investors in RPA: (1) liquidation supplement; (2) financial statement supplement; (3) annual report pursuant to the 2016 letter; and (4) current summary prospectus for AST Cohen & Steers Realty Portfolio.
8/30/21	Mail to current investors in RPA semi-annual report pursuant to the 2016 letter.
1/14/22	Mail to current investors in RPA: (1) liquidation supplement; and (2) current summary prospectus for AST Cohen & Steers Realty Portfolio.
2/22/22	Liquidation date. Remaining investments in RPA transferred to AST Cohen & Steers Realty Portfolio.
2/23/22	Mail confirmations of transfer transactions.
3/31/22	File post-effective amendments with supplement with 12/31/21 audited financials and 10-K items.
4/7/22	Post-effective amendments declared effective.
4/11/22	Mail to investors in RPA as of liquidation date: (1) financial statement supplement; and (2) annual report pursuant to the 2016 letter.
4/15/22	File post-effective amendments to deregister remaining securities pursuant to undertaking required by Item 512(a)(3) of S-K.
4/22/22	Post-effective amendments declared effective.
4/25/22	File Form 15 as certification and notice of suspension of the duty to file reports under Section 15(d) of the 1934 Act. The rule designation for the filing will be Rule 12h-3(b)(1)(i).

* * * * *

Respectfully yours,
/s/ Jordan K. Thomsen
Jordan K. Thomsen
The Prudential Insurance Company of America

Cc: Christopher E. Palmer, Esq.